Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

 LABOPHARM AND ANGELINI TO ESTABLISH JOINT VENTURE TO COMMERCIALIZE OLEPTRO™ IN THE UNITED STATES

– U.S. Launch of OLEPTRO™ on Track for Third Quarter 2010 –

Princeton, New Jersey, Laval, Québec, and Rome, Italy (April 29, 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) and Gruppo Angelini today announced they have entered into an agreement to establish a joint venture in the United States for the commercialization of OLEPTRO™, a novel once-daily formulation of the antidepressant trazodone approved by the U.S. Food and Drug Administration on February 3, 2010.

“This joint venture builds on the foundation of mutual trust and a track record of execution that underlies the co-development relationship we established with Angelini more than four years ago,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “We are very pleased with the opportunity to expand our existing relationship with Angelini, a company that has shown considerable growth as a result of its strong management and marketing expertise.”

The joint venture, Angelini Labopharm, will be 50 percent owned by each of Labopharm and Angelini and, until a General Manager is appointed, will be managed on an interim basis by Mary Anne Heino, President of Labopharm’s U.S. Operations, and her team.

“The global drug development and marketing experience of Labopharm combined with the extensive commercial capabilities of an international enterprise will position us for a strong U.S. launch of OLEPTRO™ in the third quarter of this year,” stated Heino.  “ The commercial readiness to launch OLEPTRO™, including manufacturing, supply logistics and distribution channels, is now finalized, as are managed market access strategies and medical affairs.”

As part of the joint venture agreement, Labopharm will grant Angelini Labopharm the exclusive right to market and sell OLEPTRO™ in the United States.

“We are pleased to re-enter the U.S. market with Labopharm's OLEPTRO™, a novel formulation of a successful drug that our Company originally developed in our research labs,” said Gianluigi Frozzi, Chief Executive Officer of the Pharmaceutical Division, Gruppo Angelini.  “Angelini markets trazodone around the world thanks also to out-licensing and export agreements with about 50 partners and we look forward to working together with an experienced partner like Labopharm as we launch OLEPTRO™.  We also look forward to potentially exploring additional opportunities to leverage the joint venture for OLEPTRO™ line-extensions, as well as the introduction of additional products to the U.S. market.”

About the Angelini Labopharm Joint Venture

In consideration of granting Angelini Labopharm the exclusive license to market and sell OLEPTRO™ in the United States, Labopharm will receive up to US$92 million, US$52 million of which will be paid upon completion of the transaction (US$26 million in cash and US$26 million as Labopharm’s 50 percent ownership interest in Angelini Labopharm). Labopharm is eligible to receive the remaining US$40 million upon OLEPTRO™ achieving certain sales milestones (or US$20 million after giving effect to Labopharm’s 50 percent participation in the joint venture).  In addition, upon completion of the transaction, Angelini Labopharm will reimburse Labopharm for the costs that Labopharm has paid year to date in 2010 related to the U.S. launch of OLEPTRO™.

Labopharm and Angelini will each initially contribute US$14 million to Angelini Labopharm to fund a total of US$28 million in initial working capital to support the continued preparation for and launch of OLEPTRO™.  The two companies will review the ongoing cash requirements of Angelini Labopharm on a quarterly basis and make further contributions as required.  Each company will be entitled to 50 percent of the joint venture’s net income and, as of September 30, 2011, all excess cash flows of the joint venture will be distributed to the two companies on a quarterly basis.

As a result of the joint venture agreement, the 2007 cross-licensing agreement between Labopharm and Angelini will be amended such that the royalty on end user U.S. net sales to be paid by Labopharm to Angelini is 1.5 percent on end user net sales in excess of US$50 million.  The transaction is expected to be completed by the end of May 2010 and is subject to conditions customary to such transactions.

Under the joint venture documentation, each of Angelini and Labopharm will be entitled, in certain circumstances, to acquire the interest of the other party in the joint venture.  Terms of the joint venture agreements will be available in Labopharm’s related regulatory filings with SEDAR and EDGAR.

About Angelini

Angelini, a privately owned, international group, is a leader in the healthcare and wellbeing market in the pharmaceutical and mass market sectors.  Angelini was founded in Italy at the beginning of the 20th Century. Today, it is an international group with branches in 18 countries and worldwide product distribution.  In the Pharmaceutical sector, Angelini focuses mainly on pain relief, inflammation, CNS, pediatrics, cold and flu, oral care and sore throat, gynecology and disinfection. Angelini is one of the top four pharmaceutical companies in Italy by sales volume.  Guided by the President Francesco Angelini, the group employs about 3.500 people. In 2009 consolidated revenue was more than 1.2 billion Euros.

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 19 countries around the world, including the U.S., Canada, major European markets, South Korea and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has received regulatory approval in the U.S. and is under regulatory review in Canada.  Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

About OLEPTRO™

OLEPTRO™ (trazodone hydrochloride) Extended Release Tablets is a novel once-daily formulation of the antidepressant trazodone for the treatment of major depressive disorder (MDD) in adults.

OLEPTRO™ is an extended release formulation of trazodone hydrochloride, and uses CONTRAMID®, Labopharm’s clinically validated technology to control the release of active substances within oral medications, whether taken whole or scored.  CONTRAMID®, in its dry state, acts as a free-flowing, highly compressible powder. When in tablet form and wetted, it forms a long-lasting, uniform surface membrane that is ideally suited to controlled release of orally administered drugs under a broad range of in-body conditions.

Important Safety Information

Antidepressants can increase suicidal thoughts and behaviors in children, adolescents, and young adults. Suicide is a known risk of depression and some other psychiatric disorders. Patients should call their doctor right away if they experience new or worsening depression symptoms, unusual changes in behavior, or thoughts of suicide. Be especially observant within the first few months of treatment or after a change in dose. OLEPTRO™ is not approved for use in pediatric patients.

Warning and Precautions

Patients with major depressive disorder (MDD), both adult and pediatric, may experience worsening of their depression and/or the emergence of suicidal ideation and behavior, or unusual change in behavior, whether or not they are taking antidepressant medications.

Patients should be monitored for clinical worsening and suicidality and for the appearance of any of the following symptoms: anxiety, agitation, panic attacks, insomnia, irritability, hostility, aggressiveness, impulsivity, akathisia, hypomania, and mania.  Families and caregivers should be alerted about the need to monitor patients.

The development of a potentially life-threatening serotonin syndrome, or neuroleptic malignant syndrome (NMS)-like reactions has been reported with antidepressants, and may occur with OLEPTRO™, particularly with concomitant use of other serotoninergic drugs.

PLEASE REFER TO THE FULL PRESCRIBING INFORMATION FOR OLEPTRO™ FOR ADDITIONAL WARNINGS AND PRECAUTIONS AVAILABLE AT http://www.labopharm.com/docs/022411lbl.pdf .

Adverse Reactions

The most common adverse reactions (incidence greater than or equal to five percent and twice that of placebo) are: somnolence/sedation, dizziness, constipation, blurred vision.

These are not all the possible adverse events of OLEPTRO™.  PLEASE SEE FULL PRESCRIBING INFORMATION AVAILABLE AT http://www.labopharm.com/docs/022411lbl.pdf .

This press release contains forward-looking statements, including statements concerning the timing and ability of the parties to obtain all necessary approvals, statements concerning the successful completion of the partnering transaction with Gruppo Angelini, statements concerning the commercial potential of OLEPTRO and the ability of the joint venture to timely launch and market OLEPTRO™ in the United States, the ability of the joint venture to finance its operations, generate acceptable financial returns, generate positive cash flows or make distributions, which reflect the Company's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including risks related to the Company’s ability to successfully complete and implement the partnering transaction, risks relating to the Company’s lack of experience in selling, marketing or distributing its products, risks related to the market acceptance of the Company’s products and the speed of adoption by clinicians, risks related to intellectual property protection and potential infringement of third-party rights, risks related to research and development of pharmaceutical products and regulatory approvals, and risks associated with intense competition in the pharmaceutical industry generally. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

OLEPTRO™ is a trademark of Labopharm Inc.

CONTRAMID® is a registered trademark of Labopharm Inc.

For more information, please contact:

At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207 At Angelini Fabio Pieroni Corporate Communications Director Tel: +39 06 78053366

For Investor Relations Inquiries:

Lawrence Chamberlain

Investor Relations

Tel:  (416) 815-0700

lchamberlain@equicomgroup.com

For Media Inquiries

Michael Parks
  Vox Medica, Inc.

Tel: (267) 885-3066

mparks@voxmedica.com

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